Exhibit 99.1

Kuke Music Receives Continued Listing Standard Notice from the NYSE

Beijing, Sept. 26, 2023 (GLOBE NEWSWIRE) -- Kuke Music Holding Limited (“Kuke” or the “Company”) (NYSE: KUKE), a leading classical music service platform in China with approximately 3 million audio and video music tracks, today announced that on June 29, 2023, it received a notice (the “Notice”) from the New York Stock Exchange (NYSE) that it is no longer in compliance with the NYSE’s continued listing standards set forth in Section 802.01B of the NYSE’s Listed Company Manual due to the fact that the Company’s average global market capitalization over a consecutive 30 trading-day period was less than $50 million and its shareholders’ equity was less than $50 million. As set forth in the Notice, as of June 27, 2023, the 30 trading-day average global market capitalization of the Company was approximately $20.7 million and the Company’s last reported shareholders’ equity as of December 31, 2022 was $8.8 million.

In accordance with the NYSE’s listing requirements, the Company has notified the NYSE that it will submit a plan within 45 days of the Notice advising the NYSE of the definitive action it has taken, or is taking, to bring it into conformity with Section 802.01B within 18 months of receipt of the Notice. The NYSE will review the Company’s plan and, within 45 days, make a determination as to whether the Company has made a reasonable demonstration of its ability to come into conformity with Section 802.01B within 18 months. If the Company’s plan is not submitted on a timely basis or is not accepted, the NYSE will initiate delisting proceedings. If the NYSE accepts the Company’s plan, the Company’s ADSs will continue to be listed and traded on the NYSE during the cure period, subject to the Company’s compliance with the plan and other continued listing standards. The NYSE will review the Company on a quarterly basis to confirm compliance with the plan. If the Company fails to comply with the plan or does not meet continued listing standards at the end of the 18-month cure period, it will be subject to the prompt initiation of the NYSE’s suspension and delisting procedures.

The Notice does not affect the Company’s business operations or its reporting obligations with the Securities and Exchange Commission.

About Kuke Music Holding Limited (NYSE: KUKE)

Kuke is a leading classical music service platform in China encompassing the entire value chain from content provision to music learning services, with approximately 3 million audio and video music tracks. By collaborating with its strategic global business partner Naxos, the largest independent classical music content provider in the world, the foundation of Kuke’s extensive classical music content library is its unparalleled access to more than 900 top-tier labels and record companies. Leveraging its market leadership in international copyrighted classical music content, Kuke provides highly scalable classical music licensing services to various online music platforms, and classical music subscription services to over 800 universities, libraries and other institutions across China. In addition, it has hosted Beijing Music Festival (“BMF”), the most renowned music festival in China, for 24 consecutive years. Through KUKEY, the Company’s proprietary smart music learning solutions, Kuke aims to democratize music learning via technological innovation, bring fascinating music content and professional music techniques to more students, and continuously improve the efficiency and penetration of music learning in China. For more information about Kuke, please visit https://ir.kuke.com/

For further information, please contact.

Kuke Music Holding Limited:

Email: ir@kuke.com